EXHIBIT (a)(1)(x)

MEDILOGISTICS CORP. ANNOUNCES EXPIRATION OF THE TENDER OFFER TO
PURCHASE ALL DS HEALTHCARE GROUP, INC. COMMON STOCK AND COMMENCEMENT OF SUBSEQUENT OFFERING PERIOD

MIAMI, Fla., June 25, 2018— Medilogistics Corp., a Florida corporation and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation, formed by Fernando Tamez Gutierrez and Miguel Gomez Mont (together, the “Bidders”), announced the expiration on June 22, 2018 of its previously announced tender offer (the “Offer”) to purchase all outstanding shares of common stock of DS Healthcare Group, Inc. (OTC Markets: DSKX) for $0.07 per share plus one contingent value right per share. As of 5:00 P.M., New York City time on June 22, 2018, a total of 18,467,398 shares (including shares tendered pursuant to the guaranteed delivery procedures), or approximately 61.17% of the outstanding shares had been validly tendered by shareholders and not withdrawn (or 71.62% including the shares owned by Mr. Tamez Gutierrez). All shares validly tendered and not properly withdrawn prior to the expiration of the offer have been accepted and the purchaser will pay for such shares promptly.

As of 9:00 a.m., New York City time, on June 25, 2018, the Bidders will commence a subsequent offering period for all remaining shares that have not yet been tendered. Shareholders who tender shares during such period will be paid the same $0.07 per share, net to the seller in cash, without interest thereon, plus one contingent value right per share, paid during the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. Purchaser will immediately accept any shares validly tendered during the subsequent offering period as they are tendered, and will pay for such shares promptly. The subsequent offering period will expire at 5:00 p.m., New York City time, on July 9, 2018.

Copies of the offer to purchase, letter of transmittal and other related material are available free of charge from Kingsdale Advisors, the Depositary and Information Agent for the tender offer, toll-free at 1-866-229-8651.

About Medilogistics Corp.

Medilogistics Corp., a Florida corporation and wholly-owned subsidiary of Medilogistics LLC, a Delaware limited liability corporation, was formed for the sole purpose of the offer by Fernando Tamez Gutierrez and Miguel Gomez Mont.

Additional Information

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the capital stock of DS Healthcare Group, Inc. (“DS Healthcare”) or any other securities. Medilogistics Corp. has filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the “SEC”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and shareholders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Kingsdale Advisors, toll-free, at 1-866-229-8651.

CONTACT:

Ian Robertson

Executive Vice President

Communication Strategy

Kingsdale Advisors

Direct: 646-651-1640

Cell: 647-621-2646

Email: irobertson@kingsdaleadvisors.com

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